

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 20, 2018

Matthew Chen
Chairman, Chief Executive Officer and Chief Financial Officer
Longevity Acquisition Corporation
Yongda International Tower No. 2277
Longyang Road, Pudong District, Shanghai
People's Republic of China

> **Re:** **Longevity Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 25, 2018**
> **CIK No. 0001743858**

Dear Mr. Chen:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please revise your prospectus cover page to state, if true, that your sponsor and the representative of your underwriter and/or their respective designees have committed to purchase the private units. In that regard we note your prospectus cover page states that your sponsor and the representative of your underwriters and/or their respect

designees may commit to purchase private units, but Note 4 to your financial statements indicates that such parties have committed to purchase the private units.

Summary, page 1

Business Strategy, page 3

3.   We note your disclosure that your officers and directors have decades of experience in mergers and acquisitions, and operating companies in China. Please disclose whether your officer and director nominees have prior experience consummating a business combination for a "blank check" company.

Investment Criteria, page 3

4.   We note you will seek to acquire those businesses that are currently strategically significant in China, including internet and high technology, fintech, clean energy, health care, consumer and retail, energy and resources, food processing, manufacturing and education. Please revise your disclosure to provide a description of the term "fintech."

Signatures

5.   Please revise your signature page to include the signature of your authorized representative in the United States. Refer to Instructions for Signatures on Form S-1.

        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3579 or Karl Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or Karina V. Dorin, Staff Attorney, at (202) 551-3763 with any other questions.

                                        Sincerely,

                                        /s/ John Reynolds

                                        John Reynolds
                                        Assistant Director
                                        Office of Natural Resources

cc: Douglas S. Ellenoff, Esq.
        Stuart Neuhauser, Esq.
        Ellenoff Grossman & Schole LLP